PRESS RELEASE	JANUARY 20, 2026

Largo signs definitive agreement for US$56 million sale of iron ore calcine as previously announced

All dollar amounts expressed are in U.S. dollars.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, is pleased to announce that its Brazilian operating subsidiary has signed the definitive agreement for the sale of up to 4.5 million tonnes of iron ore calcine material stockpile previously announced on January 12, 2026.

The agreement provides for a multi-year Ex Works (EXW) contract under Incoterms with total expected cash proceeds in excess of US$56 million. Under the terms of the agreement, the first payment of US$2.9 million is due by January 30, 2026, followed by a second payment of US$1.9 million due by February 16, 2026. Thereafter, monthly payments of US$1.9 million are expected to commence in April 2026, subject to the terms of the agreement.

The Company anticipates that the transaction will improve the near-term cash flow and reduce long-term stockpile management costs and disposal requirements. Largo is maintaining a clear strategic focus on its core vanadium business while unlocking value from a new stream of iron ore calcine byproduct. These byproduct credits were not previously captured in the Company's previous technical reports and help partially offset the currently low vanadium prices.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maraca's Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada and 100% interest in the Currais Novos Tungsten Tailing Project near Natale Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability for the Company to keep the Maracás Menchen Mine operating, the completion of the contemplated multi-year EXW sale transaction, the expected payment schedule related thereto and the expected benefits from the EXW sale transaction, the Company's opportunity to unlock value from accumulated materials and reduce infrastructure requirements for stockpiles and disposal costs, monetize existing inventory with the potential to enhance liquidity and strengthen the Company's financial position, the demand for by-products from operations and their strategic value to the Company as a way to enhance the cost-competitiveness of the Company's vanadium business.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.